Sheet1

Merrill Lynch Focus Value Fund, Inc.
Record Date: March 15, 2000
Meeting Date: July 13, 2000

Shares Outstanding on Record Date:	39,743,635
Total Shares Voted:	38,503,980
Per cent of Shares Voted:	96.88

Proposal to change the Investment Objective of the Fund

	Shares Voted	% of Total	% of Voted
For	21,066,053	53.29	53.0
Against	1,890,057	4.8	4.75
Abstain	1,279,526	3.25	3.21
Broker Non-Vote	15,067,790	38.33	37.91

Last Updated on 03/26/2001
By MLMAG